APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

VK Brewing LLC
Balance Sheet - unaudited
For the period ended June 30, 2022

	Current Period	Prior Period
	7/31/22	12/31/21
ASSETS		
Current Assets:		
Cash	234,942	10,000
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	234,942	10,000
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	91,951	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	91,951	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**326,893**	**10,000**
LIABILITIES		
Current Liabilities:		
Accounts Payable	-	-
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-

Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	316,893	10,000
Opening Retained Earnings	10,000	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	326,893	10,000
TOTAL LIABILITIES & EQUITY	**326,893**	**10,000**
Balance Sheet Check	-	-

VK Brewing, LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Computer and Internet	-
Insurance	-
Miscellaneous Expense	-
Office Supplies	-
Professional Services - Legal, Accounting	-
Salaries	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

I, Jason Van Keuren, certify that:

1. The financial statements of VK Brewing LLC included in this Form are true and complete in all material respects; and
2. The tax return information of VK Brewing LLC has not been included in this Form as VK Brewing LLC was formed on 09/23/2021 and has not filed a tax return to date.

Signature   *Jason Van Keuren*

Name: Jason Van Keuren

Title: Managing Member